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                                                                     EXHIBIT 4.5

SUMMARY OF THE CONDITIONAL AGREEMENT

DEFINITIONS:

"Board"                         the board of Directors

"Bombardier Sweden"             Bombardier Transportation Sweden AB, a company
                                which headquarter is located in Sweden and a
                                subsidiary of Bombardier Inc., which owns a 50%
                                interest in the foreign joint venture partner of
                                Qingdao BSP

"CITC"                          China International Tendering Company

"Company"                       Guangshen Railway Company Limited, a joint stock
                                limited company incorporated in the PRC, the H
                                shares of which are listed on the Stock Exchange
                                (Stock Code: 525) and the American depository
                                shares of which are listed on The New York Stock
                                Exchange, Inc.

"Conditional Agreement"         the purchase agreement dated 30 May 2005
                                between, inter alia, the Company and the Sellers
                                in respect of the purchase by the Company of the
                                EMUs from the Sellers

"Directors"                     the directors of the Company

"EMUs"                          twenty sets of Electric Multiple Units train

"Group"                         the Company and its subsidiaries

"HK$"                           Hong Kong dollars, the lawful currency of Hong
                                Kong

"Hong Kong"                     Hong Kong Special Administrative Region of the
                                PRC

"Latest Practicable Date"       9 September 2005, being the latest practicable
                                date prior to the printing of this circular for
                                the purpose of ascertaining certain information
                                contained in this circular

"Listing Rules"                 The Rules Governing the Listing of Securities on
                                the Stock Exchange


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

"PRC"                           The People's Republic of China

"Purchase"                      the purchase by the Company of the EMUs from the
                                Sellers pursuant to the Conditional Agreement

"Qingdao BSP"                   Bombardier Sifang Power (Qingdao) Transportation
                                Ltd., a sino-foreign joint venture incorporated
                                in the PRC

"RMB"                           Renminbi, the lawful currency of the PRC

"Sellers"                       Qingdao BSP and Bombardier Sweden

"Shareholders"                  shareholders of the Company

"Stock Exchange"                The Stock Exchange of Hong Kong Limited


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The Contract consists of four parts. The first part covers the text of the
Contract and the exhibits thereto, including the text of the Contract, the scope of supply and a price list, the EMU general delivery plan, a drawing list, the form of performance guarantee, the form of quality warranty and the form of advance payment guarantee; the second part covers the terms and conditions of the Contract; the third part covers the EMU supply technical conditions; and the fourth part covers the localization plan.

Effective Date :                The Board passed the resolutions for approving
                                the Purchase on 9 August 2005.

                                The Conditional Agreement shall take effect upon payment by Qingdao BSP and Bombardier Sweden to the Company of a guarantee fund in the aggregate sum of approximately RMB56,758,118.25. Such guarantee fund has been paid on 20 August 2005.
                                The Company shall be entitled to seek remedies out of the above guarantee fund on the Sellers' default in performing any of their respective obligations under the Conditional Agreement. To the best knowledge of the Company, the Sellers have not defaulted in performing any of their respective obligations under the Conditional
                                Agreement up to the Latest Practicable Date.

                                The Company has been advised by its external PRC legal counsel that the Conditional Agreement shall only be effective and legally binding upon fulfilment of all the conditions set out therein.

Parties        :                (1) the Company, as the purchaser

                                (2) Qingdao BSP and Bombardier Sweden, as the
                                    Sellers

                                (3) CITC, as the purchaser's agent

Assets to be   :                The Sellers shall deliver the EMUs and the
purchased                       technical data, manuals, spare parts on board
                                and special tools that are related to the
                                design, manufacture, operation, inspection and
                                repair of the EMUs to the Company as well as to
                                provide the Company with the related design
                                liaison, technical training and after-sale
                                services. In particular, Bombardier Sweden shall
                                be paid by the Company to supply imported spare
                                parts and components from outside of PRC to
                                Qingdao BSP and to provide offshore training to
                                the Company. Qingdao BSP shall be responsible
                                for sourcing spare parts and components in the
                                PRC, assembling the EMUs and delivering the EMUs
                                to the Company in stages during the period from
                                May 2007 to December 2007 in accordance with the
                                terms and conditions of the Conditional
                                Agreement.


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

Consideration  :                A total sum of RMB2,583,001,182.50.

                                The consideration was agreed after arm's length negotiations between the Company and the Sellers with reference to the price submitted during the tender process in which the Sellers were collectively selected.

Payment terms  :                Upon the Conditional Agreement becoming
                                unconditional and taking effect, the
                                consideration shall be satisfied in cash in
                                instalments.

                                Payment shall be made in accordance with the terms of the Conditional Agreement upon delivery of the EMUs or the relevant services being rendered (as the case may be).

The Company and CITC entered into an agency agreement under which CITC agreed to provide service to the Company in relation to the Purchase and its implementation, which includes assisting the Company in selecting the Sellers, arranging all necessary government approvals and licenses and providing any other related services to ensure the smooth implementation of the Purchase.

CITC is one of the largest tendering and procurement agents in the PRC. It has extensive experience in international tendering and procurement transactions.

INFORMATION ON THE EMUS AND THE REASONS FOR AND BENEFITS OF THE PURCHASE

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. In order to improve the integrated transportation capacity and to capture a larger market share from the growing passenger transportation market in Guangzhou and Shenzhen, the Company intends to purchase the new EMUs which will be used as Guangzhou-Shenzhen high-speed trains and Hong Kong through-trains. The expected speed of the brand new EMUs is 200 km/h with a passenger capacity of approximately 670 persons per each train set.

The Company considers that the Purchase will strengthen the Group's earning base and will increase the assets and liabilities of the Company. The consideration in respect of the Purchase will be treated as the Company's expenses.

The Directors believe that the new sets of EMUs will strengthen the Group's brand name of providing "safe, fast, comfortable, high-quality" passenger transportation service and enhance the competitiveness and operation efficiency of the Company.


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

The Directors believe the terms of the transaction are fair and reasonable and in the interests of the Shareholders as a whole.

INFORMATION ON THE SELLERS

Qingdao BSP is a sino-foreign joint venture passenger train and EMUs manufacturer in the PRC. Its principal business includes the design and manufacture of high grade and ordinary passenger trains, EMUs, deluxe double-deck passenger trains, high-speed trains and intercity rail cars, sales of products and provision of after-sales service.

Bombardier Sweden is a wholly owned subsidiary of Bombardier Inc., which is a world- leading manufacturer and service company of business jets, regional aircraft and rail transportation equipment.


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